Via Facsimile and U.S. Mail
Mail Stop 6010

January 11, 2008

Mr. James A. Meer
Senior Vice President - Chief Financial Officer
and Treasurer
Columbia Laboratories, Inc.
354 Eisenhower Parkway
Livingston, New Jersey 07039

Re: Columbia Laboratories, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
File No. 1-10352

Dear Mr. Meer :

        We have completed our review of your Form 10-K and have no further comments
at this time.

                                                Sincerely,

                                                Joel Parker
                                                Branch Chief